UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

EPIQ Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

26882D109

(CUSIP Number)

George Young

St. Denis J. Villere & Company, L.L.C.

601 Poydras St., Suite 1808

New Orleans, LA 70130

(504) 599-4544

With a Copy to:

John Anjier

Liskow & Lewis

701 Poydras St., Suite 5000

New Orleans, LA 70139

(504) 556-4177

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2016

(Date of Event Which Requires Reporting)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

(1)	NAME OF REPORTING PERSON St. Denis J. Villere & Company, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 4,985,729
	(8)	SHARED VOTING POWER 5,042,628
	(9)	SOLE DISPOSITIVE POWER 4,999,243
	(10)	SHARED DISPOSITIVE POWER 5,042,628
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,042,628
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 13.4%
(14)	TYPE OF REPORTING PERSON: IA

SCHEDULE 13D/A

(1)	NAME OF REPORTING PERSON George V. Young
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 3,800
	(8)	SHARED VOTING POWER 5,042,628
	(9)	SOLE DISPOSITIVE POWER 3,800
	(10)	SHARED DISPOSITIVE POWER 5,042,628
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,042,628
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 13.4%
(14)	TYPE OF REPORTING PERSON: IN

SCHEDULE 13D/A

(1)	NAME OF REPORTING PERSON St. Denis J. Villere III
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 7,900
	(8)	SHARED VOTING POWER 5,042,628
	(9)	SOLE DISPOSITIVE POWER 7,900
	(10)	SHARED DISPOSITIVE POWER 5,042,628
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,042,628
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 13.4%
(14)	TYPE OF REPORTING PERSON: IN

SCHEDULE 13D/A

(1)	NAME OF REPORTING PERSON St. Denis J. Villere II
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 31,685
	(8)	SHARED VOTING POWER 5,042,628
	(9)	SOLE DISPOSITIVE POWER 31,685
	(10)	SHARED DISPOSITIVE POWER 5,042,628
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,042,628
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 13.4%
(14)	TYPE OF REPORTING PERSON: IN

SCHEDULE 13D/A

(1)	NAME OF REPORTING PERSON George G. Villere
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 5,042,628
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 5,042,628
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,042,628
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 13.4%
(14)	TYPE OF REPORTING PERSON: IN

SCHEDULE 13D/A

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs

On April 5, 2016, after substantial motion practice and on the eve of trial, the Circuit Court of Jackson County found that Villere properly terminated the Director Appointment Agreement “under the plain, unambiguous language of the Director Appointment Agreement” and that Villere’s nomination fully complied with the Company’s Bylaws. The Court granted Villere’s requested declaratory judgment and permanently enjoined Epiq and director defendants “from preventing Villere, through Cede, from presenting its slate of nominees at the 2016 Annual Meeting.” The Issuer appealed this ruling and the parties continued to litigate related issues. At the same time, Villere continued to move forward with its nomination, while maintaining a dialogue with management of the Issuer.

On June 6, 2016, Villere entered into a Director Nomination Agreement with the Issuer. A copy of the Director Nomination Agreement is attached as Exhibit 99.9. Under the terms of the Agreement, the Issuer agreed to include three of Villere’s nominees, Jeffrey Galgano, Barry LeBlanc and Gregory Share, in its slate of directors for the 2016 and 2017 annual meeting of shareholders, and three current Issuer directors will retire from the Board effective December 31, 2016. With the addition of the three new directors, the Issuer Board will expand to twelve members through December 31, 2016 (ten of whom are independent directors) and reduce to nine members on January 1, 2017 (seven of whom are independent directors). In addition, in accordance with the agreement, the Issuer amended its Bylaws to among other things remove certain thresholds to nominate directors to the board of directors in the future and reimbursed Villere its documented expenses of $3,550,000 relating to the litigation and the proxy contest.

In return, Villere has agreed to certain customary standstill provisions, will vote in favor of the Board’s nominees and other proposals at the Issuer’s 2016 and 2017 annual shareholder meetings, and will support any transaction meeting certain criteria and approved by the Board in connection with its strategic review. The Issuer and Villere have also agreed to voluntarily dismiss with prejudice the litigation pending between the parties.

Jeffrey R. Galgano is Chief Financial Officer of Tidel, Inc., which designs, manufactures and sells cash management systems to retailers and quick service restaurants internationally, from 2006 to present. During his tenure, Tidel’s revenue grew from $16M to $80M. His experience includes strategic, operational and corporate planning, business development, capital raising and transaction execution. Previously, Mr. Galgano was Managing Director – Investment Banking/Head of Denver Regional Office for Stifel, Nicolaus & Company, Inc., an investment bank, where he directed marketing and financial analysis from 2000 to 2006. Mr. Galgano held a similar position at A.G. Edwards & Sons, Inc. from 1998 to 2000.

Barry D. LeBlanc is an independent investor and the former President and Chief Executive Officer of Pamlab, LLC, a developer and supplier of patented prescription medical foods (which was sold to Nestle Health Science in 2013) from 1996 to 2008. During that time, Mr. LeBlanc founded and served as President and Chief Executive Officer of Red River Pharma, LLC, where he developed a line of proprietary, prescription medical foods and oversaw the building of a cGMP compliant manufacturing facility from 2002 to 2007. Prior to Red River Pharma, Mr. LeBlanc served as President and Chief Executive Officer of Akorn, Inc., where he developed novel diagnostic pharmacological technology from 1986 to 1996.

Gregory M. Share is an independent investor focused on investments in software and financial services companies. Mr. Share has nearly twenty years of private equity experience most recently leading software and financial services investing at Moelis Capital Partners, a mid-market private equity fund, where he was a Partner and Investment Committee Member from August 2008 until February 2015. Prior to joining Moelis, Mr. Share spent five years at Fortress Investment Group (“Fortress”), most recently as a Managing Director. At Fortress he originated, led and monitored private equity investments in North America and Europe. Before joining Fortress, Mr. Share was a Vice President at Madison Dearborn Partners from 1998 until 2003. He started his investment career at Lazard Freres in New York.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Based upon the Issuer’s annual report on Form 10-K for the year 2015, there were 37,672,402 shares of the Common Stock outstanding as of 12/31/2015.

SCHEDULE 13D/A

A.	Villere

(a)	Villere beneficially owns Shares that represents approximately 13.4% of the issued and outstanding Shares.

(b)	Villere has sole power to vote of 4,985,729 Shares, and the sole power to dispose of 4,999,243 Shares. Villere has the shared power to dispose of 5,042,628 Shares and the shared power to vote 5,029,114 Shares.

(c)	Villere has not entered into any transactions on behalf of itself or its clients within the last 60 days, except the following routine transactions as a result of account maintenance and client actions:

Trade Date	Shares Purchased (Sold)	Price Per Share (avg) ($)

3/1/2016	(5,000)	$13.70
3/17/2016	(200)	$13.93
3/30/2016	(1,600)	$14.23
4/18/2016	(3,300)	$15.35
5/5/2016	(750)	$14.58
5/5/2016	(450)	$14.58
5/5/2016	(1,200)	$14.58

B.	Messrs. Young, S. Villere II, S. Villere III and G. Villere

(a)	Each of Messrs. Young, S. Villere II, S. Villere III and G. Villere, as a member of Villere, may be deemed the beneficial owners of the 5,042,628 Shares beneficially owned by Villere, which represents approximately 13.4% of the issued and outstanding Shares. In addition, of that 5,042,628 Shares, Mr. Young owns 3,800 Shares, Mr. S. Villere II owns 31,685 Shares and Mr. S. Villere III owns 7,900 Shares. Villere had previously reported that Mr. Young had sole voting and dispositive power of 17,150 Shares. This number included 13,350 Shares that are owned by Villere’s retirement plans. These Shares are now reported as under the control of Villere.

(b)	Messrs. Young, S. Villere II, S. Villere III and G. Villere have the shared power to vote 5,029,114 Shares. Mr. Young has the sole power to vote and to dispose of 3,800 Shares. Mr. S. Villere II has sole power to vote and to dispose of 31,685 Shares. Mr. S. Villere III has sole power to vote and to dispose of 7,900 Shares.

(c)	None of Messrs. Young, S. Villere II, S. Villere III and G. Villere has entered into any transactions in the Shares during the past sixty days.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following items:

99.9	Director Nomination Agreement, effective June 6, 2016.

SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2016

ST. DENIS J. VILLERE & COMPANY, L.L.C.

By:	/s/ George Young
Name:	George Young
Title:	Member

GEORGE V. YOUNG

/s/ George Young

SCHEDULE 13D/A

ST. DENIS J. VILLERE II

/s/ St. Denis J. Villere II

ST. DENIS J. VILLERE III

/s/ St. Denis J. Villere III

GEORGE G. VILLERE

/s/ George Villere